[redacted]

09057682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

AB* 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Mauroner (561)544-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1601 Forum Place, Suite 904, West Palm Beach, Florida 33401
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, David S. Mauroner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CUSTOMER PAYABLES INCLUDES $ 7,488 GENERAL PARTNER CREDIT BALANCES.

ANGELA PINTO
MY COMMISSION # DD 758384
EXPIRES: February 13, 2012
Bonded Thru Notary Public Underwriters

Signature

CHIEF FINANCIAL OFFICER
Title

ANGELA PINTO
PALM BEACH, FL
FEB. 24, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

1601 Forum Place
Centurion Plaza, Suite 904
West Palm Beach, Florida 33401
Telephone: (561) 688-1600
Fax: (561) 688-1848

Independent Auditors' Report

To the Partners
AVM, L.P.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of AVM, L.P., an Illinois limited partnership, as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AVM, L.P. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 23, 2009

Certified Public Accountants

AVM, L.P.
(an Illinois limited partnership)

Statement of Financial Condition

December 31, 2008

		(in thousands)
Assets		
Cash	$	21,321
Cash, segregated in special reserve account for the exclusive benefit of customers		3,878
Due from brokers and clearing organizations		1,169
Securities purchased under agreements to resell		157,696
Furniture and equipment, net		4,104
Receivables from affiliates and other		3,735
Total assets	$	191,903
Liabilities and Partners' Capital		
Liabilities		
Due to brokers and clearing organizations	$	568
Securities sold under agreements to repurchase		150,964
Customer payables		7
Accrued expenses		4,417
Anticipated partners' withdrawals		10,667
Total liabilities		166,623
Commitments		
Partners' capital		25,280
Total liabilities and partners' capital	$	191,903

See accompanying notes to financial statement.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P., (the "Partnership") is a self-clearing broker-dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission as an Introducing Broker and conducts its futures interest business with other broker-dealers on a fully disclosed basis. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority.

Basis of Preparation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and is stated in United States dollars.

Securities

Securities are recorded at fair value on a trade date basis.

Repurchase and Reverse Repurchase Agreements

Repurchase and reverse repurchase agreements (i.e., securities sold under agreements to repurchase and securities purchased under agreements to resell, respectively) are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

The Partnership obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

1. Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over estimated useful lives of five to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method.

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the individual partners.

Capital Withdrawals

Capital withdrawals anticipated within the month following the date of the financial statement are recorded as a liability of the Partnership.

Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements

Fair Value Measurement—Definition and Hierarchy

The Partnership adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

1. Summary of Significant Accounting Policies (Continued)

In determining fair value, the Partnership uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Securities purchased under agreements to resell.

<u>U.S. Government Securities</u> U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

1. Summary of Significant Accounting Policies (Continued)

U.S. Agency Securities U.S. agency securities consist of agency issued debt and mortgage pass-through certificates. Non-callable agency issued debt securities are generally valued using quoted market prices. Mortgage pass-throughs include to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through certificates is model driven with respect to the comparable TBA security. Actively traded non-callable agency issued debt securities and TBA securities are categorized in Level 1 of the fair value hierarchy. Mortgage pass-through certificates are categorized in Level 2 of the fair value hierarchy.

Note 6, Repurchase and Reverse Repurchase Agreements, discloses the carrying value of the Partnership's agreements and fair value of the above mentioned securities collateralizing the agreements.

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, presented and disclosed in the financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the statement of financial position; and provides transition and interim period guidance, among other provisions.

1. Summary of Significant Accounting Policies (Concluded)

FIN 48 is effective for fiscal years beginning after December 15, 2006. FASB has issued a FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* to defer FIN 48 effective for fiscal years beginning after December 15, 2008. Management has elected to defer the application of FIN 48 in accordance with FIN 48-3. Prior to the adoption of FIN 48, management has adopted accounting policies and procedures in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), *Accounting for Contingencies*, to assist in the identification and measurement of uncertain tax positions.

2. Segregated Cash

Cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC represents funds deposited by customers as a result of trades or contracts.

3. Partnership Agreement

At December 31, 2008 the Partnership consists of a general partner, AVM Associates, LLC (Associates), a Florida limited liability company, and Class A limited partnership interests.

The term of the Partnership is through December 31, 2025.

4. Trading Activities

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over-the-counter options, TBA securities, securities purchased and sold on a when-issued basis (when-issued securities) and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risks. The Partnership has no such investments at December 31, 2008.

5. Furniture and Equipment

Furniture and equipment follow:

December 31, 2008	*(in thousands)*
Computer hardware and software	$ 3,219
Furniture and fixtures	1,033
Leasehold improvements	2,712
Other equipment	25
	6,989
Less accumulated depreciation and amortization	(2,885)
Net furniture and equipment	$ 4,104

6. Repurchase and Reverse Repurchase Agreements

The approximate fair values of U.S. government, mortgage pass-through and agency securities assigned as collateral for repurchase and reverse repurchase agreements at December 31, 2008 are as follows (in thousands):

	Assets (liabilities)	
	Carrying value	Fair value
Reverse repurchase agreements	**$ 157,696**	**$ 160,826**
Repurchase agreements	**(150,964)**	**(152,865)**

6. Repurchase and Reverse Repurchase Agreements (Concluded)

The fair values have been categorized based upon a fair value hierarchy in accordance with SFAS 157 as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Balance as of December 31, 2008
			(in thousands)
Securities received as collateral	$ 116,402	$ 44,424	$ 160,826
Securities posted as collateral	(108,441)	(44,424)	(152,865)

The interest rates at which such agreements were executed ranged from approximately 0.25 percent to 2.0 percent.

7. Related Party Transactions

The Partnership enters into transactions (including the purchase and sale of securities and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership.

The approximate amounts relating to affiliated transactions are as follows (in thousands):

December 31, 2008	
	(in thousands)
Receivables from affiliates and other	$ 1,388
Securities sold under agreements to repurchase	108,836
Customer payables	7

Also, certain cash is deposited with an affiliated financial institution (see Note 8).

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transactions. In the normal course of business, the Partnership deposits with lending institutions securities it owns and securities owned by others which it holds as collateral for its borrowings.

Additionally, the Partnership loans to brokers and dealers securities and receives cash or other collateral. If a lending institution, broker or dealer does not return the securities, the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2008 cash totaling approximately $3,957,000 is deposited with a financial institution that is affiliated by common control. Additionally, at December 31, 2008 the Partnership has cash of approximately $21,243,000 deposited with international banks. Certain amounts on deposit exceed the federally insured limit.

9. Commitments

The Partnership has obligations under an operating lease with terms in excess of one year. Approximate aggregate annual rentals for office space are as listed below:

	(in thousands)	
2009	$	**620**
2010		**642**
2011		**816**
2012		**893**
2013		**922**
Later years		**1,275**
	$	**5,168**

The office space rental agreement contains renewal options and escalation clauses.

The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. At December 31, 2008, the Partnership has no borrowings under this arrangement.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements.

The profit sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $46,000 or 25 percent of eligible employee compensation.

10. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2008, the Partnership's net capital and net capital requirement are approximately $16,107,000 and $269,000, respectively.

Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5
and CFTC Regulation 1.16

To the Partners
AVM, L.P.
Boca Raton, Florida

In planning and performing our audit of the financial statements of AVM, L.P. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Partnership does not carry customer commodity accounts.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 (Continued)

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

**Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5
and CFTC Regulation 1.16
(Concluded)**

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

West Palm Beach, FL
February 23, 2009

END